Acergy S.A.                                             [GRAPHIC OMITTED] Acergy
c/o Acergy M.S. Limited
200 Hammersmith Road
London, W6 7DL, United Kingdom
T: +44 (0)20 8210 5500 F: +44 (0)20 8210 5501
www.acergy-group.com

                                                                   June 26, 2009

Dear Shareholder,

An Extraordinary General Meeting of Shareholders (the "Meeting") of Acergy S.A. (the "Company") will be held on Tuesday August 4, 2009 at 2.00 p.m. (local time) at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg.

Due to the fact that the Company is incorporated in Luxembourg as a societe anonyme holding, the Company's affairs are governed by the provisions of Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, an Extraordinary General Meeting relates to and considers matters of a more formal nature. The matters to be addressed at the Meeting are restricted to those in the Notice.

It was noted at the Annual General Meeting of Shareholders on May 22, 2009 that the required quorum of 50% of the outstanding shares for resolutions 9 and 10 was not present and this meeting was therefore not able to consider these resolutions.

The Board of Directors therefore decided to call the Meeting to consider resolutions 9 and 10. At this Meeting there is no requirement for quorum. However, to approve the proposed resolutions a 2/3rd majority of the votes cast at the Meeting will be required.

In relation to these two resolutions, our letter of April 2, 2009 to the Shareholders provided some more clarity as follows:

"Background
The current authorised share capital of the Company is comprised of 230,000,000 common shares. The issued share capital is comprised of 194,953,972 issued shares as at November 30, 209.

According to the Company's Articles of Incorporation and Luxembourg law, the existing shareholders have a pre-emptive right to subscribe for new issued shares. On May 27, 2004 the shareholders provided the Board with an authority expiring on August 17, 2009 to issue new shares within the limit of the 230,000,000 authorised share capital and not offer such shares to existing shareholders on a pre-emptive basis.

Registered Office                                         [GRAPHIC OMITTED] TAQL
412F, Route d'Esch, L-2086 Luxembourg
Societe Anonyme Holding, R.C. Luxembourg B 43172
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                                                        [GRAPHIC OMITTED] Acergy

The maximum number of shares that may be acquired by the Company is determined by Article 49-2 of the Luxembourg law as 10% of the issued share capital. At present 12,137,879 shares have been acquired by Acergy S.A. and indirectly by a wholly-owned subsidiary and these shares are currently retained as treasury shares. These treasury shares represent 6.23% of the number of issued shares.

Obligation for Acergy to deliver shares
Acergy has - at present - potential obligation to deliver 25,307,333 shares or approximately 13.0% of the issued share capital. This share obligation corresponds to:

     a) 20,790,021 shares under the terms of the 2.25% Convertible Bond due 2013

     b)    4,517,312 shares under previously approved option schemes.

Convertible Bond obligations and share option exercises can be satisfied by either issuing new shares or delivering treasury shares.

Proposal for Shareholders Approval

a) Item 9 (authorised share capital)
The Board is seeking shareholder approval to renew - for a further five year period - the authority for the Board to issue new shares within the limit of the 230,000,000 authorised share capital and not offer such shares to existing shareholders on a pre-emptive basis. If approved, this would retain the ability to meet the current obligations under the Convertible Bond and share option schemes. Renewal of the authority requires a change to the Articles of Incorporation as laid out in item 9.

b) Item 10 (authority to cancel shares)
The Board is seeking approval to have the flexibility to cancel existing treasury shares. Furthermore, the Board is also seeking approval to renew - for a period of one year - its existing authority to extend the share buyback programme by allowing the Company to acquire a higher number of issued shares than the number which can be acquired at present.

Note: Under Luxembourg Law, the Company, having bought back 10% of its shares following an Annual General Meeting of Shareholders authorising such buyback,

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                                                        [GRAPHIC OMITTED] Acergy

cannot cancel such shares and continue buying back shares without a new authorisation from its shareholders to buyback shares."

Proxies already received for the May 22, 2009 Annual General Meeting remain valid for this Meeting and Shareholders of record as of Tuesday March 31, 2009 are entitled to vote at the Meeting. Those Shareholders who have not yet cast their votes may do so by submitting the enclosed Proxy Card as instructed, or alternatively attend the Meeting in Luxembourg at the above address. The new deadline for submission of votes for American Depositary Receipt holders is July 22, 2009 and for holders of Common Shares July 24, 2009.

Enclosed with this mailing is the Notice of Extraordinary General Meeting of Shareholders and the Proxy Card.

If you require further information or clarification on any issues please contact our General Counsel at johan.rasmussen@acergy-group.com.

The Company's Board of Directors recommends that you vote in favour of the proposals to be considered at the Meeting.

Yours sincerely


Sir Peter Mason K.B.E.
Chairman

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